UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 20, 2011

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            ☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	20 April 2011

Number	14/11

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT

FOR THE QUARTER ENDED 31 MARCH 2011

This report covers the Group’s exploration and development activities for the quarter ended 31 March 2011. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

Development

BHP Billiton approved major projects with a total investment value of US$9.8 billion (BHP Billiton share) during the March 2011 quarter. The progression of these projects into execution forms a meaningful component of the company’s anticipated organic growth program that is expected to exceed US$80 billion over the five years to the end of the 2015 financial year.

At Western Australia Iron Ore (WAIO), a commitment was made to further expand capacity to in excess of 220 million tonnes per annum (mtpa). BHP Billiton also commenced the important expansion of its Metallurgical Coal business with the approval of the 4.5 mtpa Daunia mine, the Stage Three Expansion of the Hay Point Coal Terminal and the Broadmeadow Life Extension project. In addition, BHP Billiton approved the RX1 Project at Hunter Valley Energy Coal and the Escondida Ore Access Project (copper).

BHP Billiton’s longer term growth potential was further emphasised by the progression of both the Olympic Dam Project (copper and uranium) and Jansen Potash Project into feasibility.

The MAC20 Project (energy coal) was completed in the March 2011 quarter and delivered first coal ahead of schedule and on budget. This project will no longer be reported in future Exploration and Development Reports.

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress

Petroleum Projects

Macedon (Australia) 71.43% Gas	1,050	CY13	200 million cubic feet gas per day	On schedule and budget. The overall project is 18% complete.

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress

Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. Topsides commissioned and ready to deliver gas. The overall project is greater than 99% complete.

Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	900	CY12(a)	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	On revised schedule and budget. Pipelines installed and subsea infrastructure installation in progress. The overall project is 73% complete.

Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	1,350	CY13	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	On revised schedule and budget. Topsides nearing completion with substructure installation imminent. The overall project is 60% complete.

North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues. Offshore construction activity has commenced. The overall project is 89% complete.

North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. The overall project is 65% complete.

Minerals Projects

Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of additional alumina	Budget and schedule is under review. Construction is 61% complete. The overall project is 70% complete.

Antamina Expansion (Peru) 33.75% Copper	435	Q4 CY11	Increases ore processing capacity to 130,000 tpd	On schedule and budget. Engineering is 99% complete. Construction is 40% complete. The overall project is 49% complete.

Escondida Ore Access (Chile) 57.5% Copper	319	Q2 CY12	The relocation of the in-pit crushing and conveyor infrastructure provides access to higher grade ore	Approval announced. See News Release dated 30 March 2011.

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress

WAIO RGP5 (Australia) 85% Iron Ore	4,800	H2 CY11	Scope review completed and integrated into subsequent expansion approvals that will increase WAIO capacity to 220 million tpa	On schedule and budget based on original scope. Engineering is over 99% complete. Construction is 94% complete. The overall project is 95% complete.

WAIO Jimblebar Mine Expansion (Australia) 96% Iron Ore	3,300(b)	Q1 CY14	Increases mining and processing capacity to 35 million tpa with incremental debottlenecking opportunities to 55 million tpa	Approval announced. See News Release dated 25 March 2011.

WAIO Port Hedland Inner Harbour Expansion (Australia) 85% Iron Ore	1,900(b)	H2 CY12	Increases total inner harbour capacity to 220 million tpa with debottlenecking opportunities to 240 million tpa	Approval announced. See News Release dated 25 March 2011.

WAIO Port Blending and Rail Yard Facilities (Australia) 85% Iron Ore	1,400(b)	H2 CY14	Optimises resource and enhances efficiency across the WAIO supply chain	Approval announced. See News Release dated 25 March 2011.

Daunia (Australia) 50% Metallurgical Coal	800	CY13	Greenfield mine development with capacity to produce 4.5 million tpa of export metallurgical coal	Approval announced. See News Release dated 25 March 2011.

Broadmeadow Life Extension (Australia) 50% Metallurgical Coal	450	CY13	Increases productive capacity by 0.4 million tpa and extends life of the mine by 21 years	Approval announced. See News Release dated 25 March 2011.

Hay Point Stage Three Expansion (Australia) 50% Metallurgical Coal	1,250(b)	CY14	Increases port capacity from 44 million tpa to 55 million tpa and reduces storm vulnerability	Approval announced. See News Release dated 25 March 2011.

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress

MAC20 Project (Australia) 100% Energy Coal	260	H1 CY11	Increases saleable thermal coal production by approximately 3.5 million tpa	Project is complete. First coal delivered ahead of schedule and on budget.

RX1 Project (Australia) 100% Energy Coal	400	H2 CY13	Increases run-of-mine thermal coal production by approximately 4 million tpa	Approval announced. See News Release dated 25 March 2011.

(a)	Facilities ready for first production pending resolution of mercury content.
(b)	Excludes announced pre-commitment funding.

Minerals Exploration

Grassroots exploration continued on copper targets in South America, Mongolia and Zambia; nickel and copper targets in Australia; manganese targets in Gabon; and diamond targets in Canada. Exploration for iron ore, coal, bauxite, potash and manganese was undertaken in a number of regions including Australia, Canada, South America and Africa.

For the nine months ended 31 March 2011, BHP Billiton spent US$428 million on minerals exploration, of which US$356 million was expensed.

Petroleum Exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2011.

Well	Location	BHP Billiton Equity	Status

Deep Blue-1	Green Canyon Gulf of Mexico	31.875%	Temporarily suspended

	GC 723	(Noble operator)	Hydrocarbons encountered

Petroleum exploration expenditure for the nine months ended 31 March 2011 was US$247 million, of which US$199 million was expensed. Our petroleum exploration expenditure for the 2011 financial year is now expected to be less than US$600 million. The decrease is largely due to permitting delays in the Gulf of Mexico.

This report, together with the Production Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 31 March 2011.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia	United Kingdom & South Africa
Brendan Harris, Investor Relations	Andre Liebenberg, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814	Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Brendan.Harris@bhpbilliton.com	email: Andre.Liebenberg@bhpbilliton.com

Samantha Stevens, Media Relations	United Kingdom & Americas
Tel: +61 3 9609 2898 Mobile: +61 400 693 915	Ruban Yogarajah, Media Relations
email: Samantha.Stevens@bhpbilliton.com	Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
Amanda Buckley, Media Relations	email: Ruban.Yogarajah@bhpbilliton.com
Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	Americas
Scott Espenshade, Investor Relations
Kelly Quirke, Media Relations	Tel: +1 713 599 6431 Mobile: +1 713 208 8565
Tel: +61 3 9609 2896 Mobile: +61 429 966 312	email: Scott.Espenshade@bhpbilliton.com
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 20, 2011	By:	/s/Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary